Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

October 18, 2005

John Reynolds, Assistant Director Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Phoenix India Acquisition Corp.
Form S-1 Registration Statement
File No. 333-128008

Dear Mr. Reynolds:

On behalf of our client, Phoenix India Acquisition Corp., a Delaware corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (No. 333-128008) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 1 responds to the comments set forth in the Staff’s letter dated September 30, 2005 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

General
1.
While clearance has not yet been received, prior to effectiveness, the Staff will be provided with NASD confirmation, either in a letter or telephone call, that it has finished its review and has no objections to the underwriting terms and arrangements in this offering.

Securities and Exchange Commission
October 18, 2005

2.	On a supplemental basis, attached hereto as Annex A is a chart which provides the information requested by the Staff.

3.
Additional disclosure addressing the special issues and concerns that would arise in attempting to consummate several simultaneous business combinations has been added in response to the Staff’s comment.

4.
Rodman & Renshaw, LLC has advised that the deferment of a portion of the underwriting compensation is in response to changing market conditions with respect to “blank check” offerings and is intended to indicate that the underwriters, who bear significant financial risk if a business combination is not consummated, have confidence in the abilities of the management team. Rodman & Renshaw, LLC has further advised that it will bear the full allocation of the deferred portion of the fees. As disclosed in the prospectus, the funds deposited in the trust account (including the deferred underwriters’ discount) will be invested by the trustee in the limited number of legal options available. Accordingly, it is not possible to state the rate of interest that will be earned on such funds.

5.
In response to the Staff’s comment, we believe that since the contingent underwriters’ compensation and any potential finder’s or broker’s fee are or would be contingent upon, and would only be paid in connection with, the consummation of a business combination, the restricted periods under Regulation M for both the initial public offering and in connection with any business combination will have ended and therefore Regulation M would be inapplicable.

It is our view, based on the Commission’s “Frequently Asked Questions About Regulation M” published by the Division of Market Regulation (dated October 27,1999 and revised April 12, 2002) (the “FAQs”), that the restricted period under Regulation M for the offering will have ended when all of the units have been distributed and after any over-allotment and stabilization arrangements and trading restrictions in connection with the offering have been terminated. Based on the guidance offered in the FAQs, any applicable restricted period under Regulation M in connection with a business combination in which securities are to be distributed will have ended either on the date in which the target shareholders can vote on the merger or exchange or, in the case of the acquisition of a privately-held company, the later of the execution of the definitive acquisition agreement or the end of any valuation period. Accordingly, we believe that Regulation M is inapplicable to any payments to be received by the underwriters as deferred compensation upon consummation of a business combination.

Securities and Exchange Commission
October 18, 2005

We are aware of the Commission’s guidance set forth in the FAQs relating to the restricted period in an acquisition of a target in which securities are to be distributed. If and to the extent it becomes applicable in the context of a business combination, the underwriters receiving the deferred compensation or any finder’s fee will comply with Regulation M and not make a market in the Company’s securities during the period set forth in the FAQs.

6.	The Company has elected not to make use of Rule 434. The facing page of the Amendment No.1 has been revised accordingly.

Prospectus Cover Page

7.	We have revised the cover page so that it fits onto a single page and excludes unnecessary disclosure.

Prospectus Summary

8.
In response to the Staff’s comment, the last three sentences of the first italicized paragraph and the first and third sentences of the second italicized paragraph have been deleted in their entirety and the remaining language has been shortened to conform to other filed SPACs.

9.	The full name of IDC, International Data Corporation, has been added in response to the Staff’s comment.

10.	The disclosure has been revised in accordance with the Staff’s comments.

11.
Exhibit 10.9 has been filed with Amendment No. 1 in response to the Staff’s comments. Exhibit 10.9 provides that the existing stockholders will vote all shares of common stock owned by them in accordance with the vote of the Company’s public stockholders.

12.
The disclosure has been revised to clarify that the shares will be released from escrow one year following a business combination or earlier if the business combination results in a change of control of the Company.

Risk Factors

13.	Risk factor 8 has been deleted in response to the Staff’s comment.

Securities and Exchange Commission
October 18, 2005

14.	Risk factor 9 has been revised to reflect that the key personnel referred to were the four members of the Company’s management.

15.	Risk factor 11 has been expanded to reflect that none of the Company’s officers, directors or affiliates have been associated with any other blank check companies.

16.	We have reviewed risk factor 14 and, as discussed with Mr. Bennett of the Staff, respectfully request clarification of which risk factor should be deleted.

17.	Risk factor 16 (“If our common stock becomes subject to the SEC’s penny stock rules…”) has been deleted in response to the Staff’s comment.

18.	Risk factors 7, 15, 23, 24,26 and 27 have been revised to replace the generic conclusions with specific disclosure of how the Company’s operations would be affected.

Use of Proceeds

19.
The reference to due diligence has been removed from the first line item to clarify that this particular reserve is for legal and accounting fees rather than business due diligence. We have also removed the reference to reserves in the fifth line item.

20.	The type size of the footnotes here and throughout the prospectus has been increased to 10 point type.

Proposed Business

21.	The disclosure has been expanded in response to the Staff’s comment.

Management

22.	The details of the case involving Mr. Phansalkar requested by the Staff have been included in Amendment No. 1.

23.
The reference to the fees payable in the future to Phoenix Capital Partners LLC and RKP Capital, Inc. has been deleted from this section. The fees to these two entities for office space and administrative expenses, which are disclosed elsewhere in the prospectus in conformity with other SPACs, are not a component of executive compensation In response to the Staff’s comment, we have clarified the affiliations in the fifth paragraph of “Certain Transactions.”

Securities and Exchange Commission
October 18, 2005

Principal Stockholders

24.
We have revised the disclosure in accordance with the Staff’s comment. The option granted to our existing stockholders relates to the maintenance of the 20% ownership of the existing stockholders in the event of an exercise of the underwriters of their over-allotment option, while the dividend will maintain the 20% ownership of the existing stockholders in the event that the Company utilizes Rule 462(b). In the event that the Company files a 462(b) registration statement prior to the delivery of a final prospectus, such final prospectus will reflect the stock split and the revised number of shares each existing stockholder would own, as well as updated dilution information. Prior to going effective, the Company will supplementally confirm whether it has any intention of increasing the offering size.

25.	We have revised the disclosure of the warrant purchase agreements to reflect that such purchases will be made by an independent broker pursuant to a Rule 10b-5(1) plan.

26.
We have revised the warrant purchase agreements and the disclosure of the same in Amendment No. 2 to reflect the guidance provided by the Staff in a no-action response letter addressing the same Regulation M issue in connection with Key Hospitality’s pending offering.

27.	The information regarding the options is now presented in tabular format in accordance with Item 402 of Regulation S-K and the option agreement has been filed as an exhibit to Amendment No. 1.

Description of Securities

28.	Disclosure of the factors Rodman & Renshaw will consider in its determination regarding separate trading of the components of the units has been added in response to the Staff’s comment.

Underwriting

29.
Except for delivery of a preliminary prospectus to those individuals and entities that have requested a copy of a preliminary prospectus and consented to electronic delivery and/or reference to the SEC's EDGAR database web site for access to the preliminary prospectus, neither the lead underwriter nor any members of the anticipated underwriting syndicate have, nor do they intend to, engage in any electronic offer, sale or distribution of the securities electronically. Should we become aware that the lead underwriter or any members comprising the underwriting syndicate intend to make any such electronic offers, sales or distributions, the Company will promptly supplement our response.

Securities and Exchange Commission
October 18, 2005

30.
Neither the Company nor the underwriters have any arrangements with third parties to host or access the Company’s preliminary prospectus on the internet. The Company has informed the underwriters of its obligation to inform the Staff of any such arrangements that are subsequently entered into. If either the Company or the underwriters enter into any such arrangement, the Company will promptly supplement its response.

31.	Neither the Company nor the underwriters intend to engage in a directed share program in conjunction with this offering.

32.
Section 6.2 of Exhibit 1.1 has been revised to provide that the agreement "will" (instead of "may") be terminated in the event that neither the underwriters nor the company cure a default relating to more than 10% of the Firm Units or Option Units.

Financial Statements

Statement of Stockholders’ Equity

33.
The disclosure has been revised to correct the issuance date and the purchase price of the initial 3,125,000 shares as July 22, 2005 and $.008, respectively. The $.01 in the original filing reflected rounding to the nearest cent.

Note 6 - Commitments and Contingencies

34.	The third sentence of the first paragraph has been revised to correctly reflect that the expected life of the UPO is four years. The aggregate fair value of the UPO has been added to the disclosure.

Other

35.	A currently dated consent has been included in Amendment No. 1.

Part II Exhibits

36.	Executed copies of Exhibits 10.1, 10.2, 10.5 and 10.6 have been filed in response to the Staff’s comment.

37.
The forms of Unit, Common Stock and Warrant Certificates (Exhibits 4.1-4.3) and our firm’s opinion and consent (Exhibits 5.1 and 23.2) have been filed with Amendment No. 1. At this time, all exhibits have been filed.

Securities and Exchange Commission
October 18, 2005

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

Fran M. Stoller
Loeb & Loeb LLP

ANNEX A

FIRM COMMITMENT OFFERINGS
FOR BLANK CHECK COMPANIES
AS OF SEPTEMBER 30, 2005

Status of Offering
Name	Counsel for	Securities Act Form	SEC File No.	Date of Effectiveness	Amount Escrowed ($)	Business Combination

Loeb & Loeb LLP:

Great Wall Acquisition Corporation	Company	S-1	333-110906	March 17, 2004	$23,161,000	No

China Mineral Acquisition Corporation	Company	S-1	333-115999	August 24, 2004	$20,400,000	No
Star Maritime Acquisition Corp.	Company	S-1	333-125662	—	—	—
InterAmerican Acquisition Group, Inc.	Underwriter	S-1	333-125558	—	—	—
Stone Arcade Acquisition Corporation	Company	S-1	333-124601	August 15, 2005	$110,854,000	No
Argyle Security Acquisition Corporation	Company	S-1	333-126659	—	—	—
Shine Media Acquisition corp.	Company	S-1	333-127093	—	—	—
Vector Intersect Security Acquisition corporation	Underwriter	S-1	333-127644	—	—	—
Phoenix India Acquisition Corp.	Company	S-1	333-128008	—	—	—

Status of Offering
Name	Securities Act Form	SEC File No.	Date of Effectiveness	Amount Escrowed ($)	Business Combination

Rodman & Renshaw LLC

Argyle Security Acquisition Corporation	S-1	333-126659	—	—	—

Vector Intersect Security Acquisition corporation	S-1	333-127644	—	—	—

Phoenix India Acquisition Corp.	S-1	333-128008	—	—	—

Asia Automotive Acquisition Corporation	S-1	333-127755	—	—	—

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